UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IWeb Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

46603Y208

(CUSIP Number)

Wai Hok Fung
c/o IWeb Inc.
Unit 1&2, 3/F, Kingsford Industrial Center
13 Wai Hoi Road, Kowloon Bay
Kowloon, Hong Kong
+825-23680129

(Name, Address and Telephone Number of Persons Authorized to

 Receive Notices and Communications)

December 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46603Y208

1	Names of Reporting Persons. Wai Hok Fung
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 49,995,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 49,995,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,995,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 97.1%(1)
14	Type of Reporting Person IN

1. Based on 51,495,000 shares of common stock, par value $0.0001, outstanding as of September 30, 2016, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 17, 2016.

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Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of IWeb Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: Unit 1&2, 3/F, Kingsford Industrial Center, 13 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong.

Item 2.  Identity and Background

This Schedule 13D is being filed by and for Wai Hok Fung (the “Reporting Person”). Certain information with respect to the Reporting Person is set forth below:

(a) The Reporting Person’s name is Wai Hok Fung.

(b) The Reporting Person’s business address is: Unit 1&2, 3/F, Kingsford Industrial Center, 13 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong.

(c) The Reporting Person’s principal occupation is serving as a director for SGOCO Group Ltd. (NASDAQ: SGOC), located at Room 1301, 13/F Golden Center, 188 Des Voeux Road, Hong Kong.

(d) The Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) The Reporting Person is a citizen of Hong Kong SAR, China.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

The percentage of the class of securities set forth below is based on 51,495,000 shares of common stock, par value $0.0001, outstanding as of September 30, 2016, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 17, 2016.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 49,995,000 and the percentage of the class of securities beneficially owned by the Reporting Person is 97.1%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 49,995,000 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 49,995,000 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, the Reporting Person has not engaged in any transaction involving the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into a Stock Purchase Agreement, dated November 24, 2016, with Dmitriy Kolyvayko to purchase an aggregate of 49,995,000 shares of the Issuer’s common stock (the “Stock”) from Mr. Kolyvayko, which was amended by Amendment to Stock Purchase Agreement, dated December 6, 2016, and Second Amendment to Stock Purchase Agreement, dated December 12, 2016 (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Reporting Person acquired the Stock on December 12, 2016, at a purchase price of $0.0076 per share for an aggregate purchase price of $380,000, which such amount was paid by the Reporting Person using funds borrowed from a private lender. The Stock Purchase Agreement contains customary representations, warranties and covenants by the Reporting Person and Mr. Kolyvayko. Mr. Kolyvayko agreed to indemnify the Reporting Person for any inaccuracies, breaches of representations and warranties, and breaches of the Stock Purchase Agreement.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the full text of the Stock Purchase Agreement, see Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

99.1	Stock Purchase Agreement between Wai Hok Fung and Dmitriy Kolyvayko, dated November 24, 2016, as amended by Amendment to Stock Purchase Agreement, dated December 6, 2016, and Second Amendment to Stock Purchase Agreement, dated December 12, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017

/s/ Wai Hok Fung
Wai Hok Fung

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